UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Month of          December  2002
                 ------------------------------

                          CREW DEVELOPMENT CORPORATION
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

     1.   News Release dated: December 13, 2002

     2.  Material Change dated: December 13, 2002


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                        Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes         No xxx
                                                      --------    ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: December 13, 2002:  By   /s/ Rupi Khanuja
                              ---------------------------------------
                              Rupi Khanuja, Corporate Controller

                                  FORM 53-901F


                          Material Change Report Under:
                     Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  400 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  December 13, 2002


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on December 13, 2002, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Nalunaq Gold Mine A/S Incorporated


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

VANCOUVER, Canada, December 13, 2002, Crew Development Corporation (TSE &OSE:CRU, Frankfurt: KNC, OTC-BB-other CRWVF) is pleased to announce that Nalunaq Gold Mine has been formally incorporated and commenced the final preparations towards the start of production in 2003. Mr. Finn Mortensen was appointed the managing director of Nalunaq Gold Mine A/S, while the Board of Directors include Messrs. Ole Christiansen, Vagn Andersen, Jon S. Petersen, Jan Vestrum and Wolf Seidler (Chairman).

The Greenlandic Bureau of Mines and Petroleum is completing its review of the company's application for a mining permit, currently scheduled for final processing in the first quarter of 2003. The mine construction is expected to start in the first half of 2003, and the economics of the operation are considered robust. Average annual production is projected to be 90,000 oz at a cash operating cost of USD $168 per oz, and based on an initial ore production of 350 tonnes per day.

A Memorandum of Understanding has been signed with Richmont Mines Inc. for batch treatment of the Nalunaq ore at Nugget Pond processing plant in Newfoundland. Crew will add a gravity circuit to the existing CIP facility to ensure maximum recovery of the high-grade Nalunaq ore. Initial shipping of the stockpile, which to date contains over 23,000 oz of recoverable gold, will commence as soon as the necessary infrastructure for transfer of the ore has been established in Greenland, while subsequent regular ore production is scheduled to be available for shipping within 3-4 months thereafter.

While the main objective of the 2002 development program was preparation for the start of mining, the company is pleased to report that the underground work has allowed a positive upgrade of the resources, which has been independently verified by SRK consultants, Toronto. The measured and indicated resources were increased by 100,000 tonnes to 600,000 tonnes and added nearly 33,000 oz to a total of 429,282 oz gold of M&I resources at an average grade of 22 g/t. Although no exploration drilling was conducted in 2002, the inferred resources remained essentially unchanged at 284,136 tonnes with an average grade of 20 g/t equivalent to 182,782 oz gold. Jon Steen Petersen, V.P. Exploration - who is a qualified person, has verified the above statements.


ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.


ITEM 7.  OMITTED INFORMATION

Not applicable.


ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of December, 2002


Per:  Jan A. Vestrum, President & CEO

                          CREW DEVELOPMENT CORPORATION


TRADING SYMBOL:            TORONTO & OSLO: CRU
                           FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE

                       Nalunaq Gold Mine A/S Incorporated
                       ----------------------------------

VANCOUVER, Canada, December 13, 2002, Crew Development Corporation (TSE &OSE:CRU, Frankfurt: KNC, OTC-BB-other CRWVF) is pleased to announce that Nalunaq Gold Mine has been formally incorporated and commenced the final preparations towards the start of production in 2003. Mr. Finn Mortensen was appointed the managing director of Nalunaq Gold Mine A/S, while the Board of Directors include Messrs. Ole Christiansen, Vagn Andersen, Jon S. Petersen, Jan Vestrum and Wolf Seidler (Chairman).

The Greenlandic Bureau of Mines and Petroleum is completing its review of the company's application for a mining permit, currently scheduled for final processing in the first quarter of 2003. The mine construction is expected to start in the first half of 2003, and the economics of the operation are considered robust. Average annual production is projected to be 90,000 oz at a cash operating cost of USD $168 per oz, and based on an initial ore production of 350 tonnes per day.

A Memorandum of Understanding has been signed with Richmont Mines Inc. for batch treatment of the Nalunaq ore at Nugget Pond processing plant in Newfoundland. Crew will add a gravity circuit to the existing CIP facility to ensure maximum recovery of the high-grade Nalunaq ore. Initial shipping of the stockpile, which to date contains over 23,000 oz of recoverable gold, will commence as soon as the necessary infrastructure for transfer of the ore has been established in Greenland, while subsequent regular ore production is scheduled to be available for shipping within 3-4 months thereafter.

While the main objective of the 2002 development program was preparation for the start of mining, the company is pleased to report that the underground work has allowed a positive upgrade of the resources, which has been independently verified by SRK consultants, Toronto. The measured and indicated resources were increased by 100,000 tonnes to 600,000 tonnes and added nearly 33,000 oz to a total of 429,282 oz gold of M&I resources at an average grade of 22 g/t. Although no exploration drilling was conducted in 2002, the inferred resources remained essentially unchanged at 284,136 tonnes with an average grade of 20 g/t equivalent to 182,782 oz gold. Jon Steen Petersen, V.P. Exploration - who is a qualified person, has verified the above statements.



                                "Jan A. Vestrum"
                                ----------------
                                President and CEO

--------------------------------------------------------------------------------
    For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------